Crowdcasting Inc.

2219 Main St, #389

Santa Monica, CA 90405

April 13, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Re: Crowdcasting Inc.

Draft Offering Statement on Form 1-A

Confidentially Submitted April 3, 2026

CIK No. 0002125668

Ladies and Gentlemen:

Pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, Crowdcasting Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Draft Offering Statement on Form 1-A, which was confidentially submitted to the Commission on April 3, 2026.

The Company is requesting withdrawal of the Draft Offering Statement in order to proceed with a public filing of its offering statement pursuant to Regulation A.

The Company acknowledges that, consistent with Rule 252(d), the Draft Offering Statement and all amendments thereto, as well as all correspondence related thereto, may be made publicly available on EDGAR.

If you have any questions regarding this request, please contact the undersigned. Sincerely,

/s/ John Stewart
John Stewart
Chief Executive Officer
Crowdcasting Inc.